EXHIBIT 99.1: PRESS RELEASE

LDK Solar Announces Changes to its Management Team
XINYU CITY, China and SUNNYVALE, Calif., October 13, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced organizational changes to its management team.
Mr. Xingxue Tong, President and Chief Operating Officer will temporarily take over all manufacturing operation functions, including polysilicon and wafer production, as a result of the resignation of Mr. Nicola Sarno, Senior Vice President of Manufacturing. Mr. Sarno will leave the Company on October 16, 2009 to pursue personal interests.
“I would like to thank Chairman Peng for his vision and for giving me the opportunity to participate in the growth of LDK Solar,” commented Nick Sarno. “Most importantly, I would like to thank the LDK Solar team in Xinyu City, China, whose commitment and dedication has made LDK Solar a success story. Such success is an indication of the strength of the LDK Solar management team.”
“Nick Sarno’s contribution to building LDK Solar’s wafer operations from scratch up to 1.6 GW annual capacity is greatly appreciated,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Nick has spent the last two years working on the 15,000 MT polysilicon plant, which recently commenced production. Nick will continue to support LDK Solar in an advisory role with respect to the ramp up of the polysilicon plant. We also wish him success in his new endeavors.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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